Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

	1999	1998	1997	1996	1995	1994
Earnings before taxes	$173,300	$464,400	$104,900	$102,700	$123,500	$104,100
Add(Deduct) Fixed Charges	24,200	31,400	38,200	33,500	31,500	23,200
Undistributed earnings of less than 50% owned companies carried at equity	(2,700)	(800)	(500)	(700)	(800)	(400)
Interest capitalized	0	0	0	0	0	(200)
Earnings available for fixed charges	$194,800	$495,000	$142,600	$135,500	$154,200	$126,700
Fixed charges: Interest, including amounts capitalized	19,300	26,400	32,900	26,400	24,200	16,500
Proportion of rent expense deemed to represent interest factor	4,900	5,000	5,300	7,100	7,300	6,700
Fixed Charges	$ 24,200	$ 31,400	$ 38,200	$ 33,500	$ 31,500	$ 23,200
Ratio of earnings to fixed charges	12.42	15.76	3.73	4.04	4.89	5.46

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